UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

CNOOC Limited Announces Proposed Offering of Guaranteed Notes

CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced on April 23, 2014 (Hong Kong time) that it intended to offer, subject to market and other conditions, guaranteed notes (the “Notes”) in three series. The Notes will be issued by CNOOC Nexen Finance (2014) ULC, an indirect wholly owned subsidiary of the Company incorporated in Nova Scotia, Canada, and be guaranteed by the Company. The proceeds are intended to be used in part to repay all or part of the outstanding borrowings of our wholly-owned subsidiary Nexen Energy ULC under the US$2.0 billion facility agreement dated February 15, 2014. The remaining proceeds from this offering, if any, will be used for general corporate purposes.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Nexen Finance (2014) ULC.

BOCI Asia Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank AG, Singapore Branch, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc and UBS AG, Hong Kong Branch will act as joint lead managers and joint bookrunners for the offering.

The offering will be made pursuant to an effective post-effective amendment to the shelf registration statement filed with the United States Securities and Exchange Commission on April 22, 2014. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, telephone: 1-212-325-2000; Prospectus Group, Deutsche Bank AG, Singapore Branch c/o Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, telephone: 1-800-503-4611; Prospectus Department, Goldman Sachs & Co, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 / 1-212-902-9316; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, telephone: 1-212-834-4533; Prospectus Department, Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, telephone: 1-866-718-1649; or Fixed Income Syndicate, UBS Securities LLC, 677 Washington Boulevard, Stamford, CT 06901, telephone: 1-203-719-1088.

This document does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

# # #

About CNOOC Limited

CNOOC Limited together with its subsidiaries (the “Group”) is an upstream company specialized in the exploration, development and production of oil and natural gas. The Group is an oil and natural gas producer in offshore China and a large independent oil and gas exploration and production company in the world.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2013 Annual Report on Form 20-F filed on April 17, 2014.

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 22, 2014